                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)


                             PRICE ENTERPRISES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   741444 202
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  GARY B. SABIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                         16955 VIA DEL CAMPO, SUITE 100
                           SAN DIEGO, CALIFORNIA 92127
                                 (619) 675-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)



                                Page 1 of 8 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

--------------------------------                          ----------------------
         CUSIP No. 741444 202                                  PAGE 2 OF 8
--------------------------------                          ----------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        EXCEL LEGACY CORPORATION, IRS ID #33-0781747
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------- ----- -----------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES                     8,014,970 SHARES(1)
BENEFICIALLY         ----- -----------------------------------------------------
OWNED BY EACH        8     SHARED VOTING POWER
REPORTING
PERSON WITH                0
                     ----- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           8,014,970 SHARES(1)
                     ----- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,014,970 SHARES(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.3%(2)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------- ------------------------------------------------------------------------

(1) BENEFICIAL OWNERSHIP OF 8,014,970 SHARES OF COMMON STOCK OF PRICE ENTERPRISES, INC. ("PREN") BY EXCEL LEGACY CORPORATION IS REPORTED HEREIN SOLELY AS A RESULT OF THE AGREEMENTS DESCRIBED IN ITEM 4 TO ACQUIRE SUCH SHARES, SUBJECT TO CERTAIN CONDITIONS.

(2) BASED ON 13,298,421 SHARES OF PREN COMMON STOCK OUTSTANDING AS OF APRIL 28, 1999, AS REPORTED IN PREN'S QUARTERLY REPORT ON FORM 10-Q (FILE NO. 0-20449) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the beneficial ownership of 8,014,970 shares of Common Stock, par value $.0001 per share ("PREN Common Stock"), of Price Enterprises, Inc., a Maryland corporation ("PREN"). The principal executive offices of PREN are located at 4649 Morena Boulevard, San Diego, California 92117.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed on behalf of Excel Legacy Corporation, a Delaware corporation ("Legacy"). Legacy's principal business is the acquisition, development and management of real property and real estate-related operating companies.

        The address of the principal office and principal business of Legacy is 16955 Via Del Campo, Suite 100, San Diego, California 92127.

        Set forth on Schedule I hereto is the name and present principal employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Legacy's directors and executive officers, as of the date hereof.

        During the last five years, neither Legacy nor, to Legacy's knowledge, any person named in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Legacy has not yet purchased the shares of PREN Common Stock to which this statement pertains. As more fully described in Item 4, on June 2, 1999, Legacy entered into an agreement with PREN pursuant to which Legacy has agreed, subject to certain conditions including regulatory clearances, to make an exchange offer at $8.50 per share for any and all shares of PREN Common Stock (the "Company Agreement"). The exchange offer will consist of per share consideration for PREN Common Stock of $4.25 in cash, at least $2.75 in principal amount of newly issued 9% Convertible Subordinated Debentures due 2004 of Legacy (convertible at any time into Legacy's Common Stock at $5.50 per share) ("Debentures"), and $1.50 in whatever combination Legacy elects of cash, Debentures or newly issued 10% Senior Notes due 2004 of Legacy ("Notes"). Legacy has the right prior to commencing the exchange offer to elect to offer $8.50 per share in cash for any and all shares of PREN Common Stock. The source of the cash consideration is currently expected to be a bank financing or capital raising transaction, the details of which (including the identities of the other party(ies) which may be involved) have not been determined as of the date hereof.

                                                                     PAGE 4 OF 8
ITEM 4. PURPOSE OF TRANSACTION.

        Legacy is seeking to acquire a controlling equity interest in PREN. The transactions described herein are intended to assist in the achievement of that purpose.

        (a)-(b) On June 2, 1999, Legacy entered into the Company Agreement with PREN pursuant to which Legacy has agreed, subject to certain conditions including regulatory clearances, to make an exchange offer at $8.50 per share for any and all shares of PREN Common Stock. The exchange offer will consist of per share consideration for PREN Common Stock of $4.25 in cash, at least $2.75 in principal amount of Debentures, and $1.50 in whatever combination Legacy elects of cash, Debentures or Notes.

        The Company Agreement was entered into pursuant to an agreement dated May 12, 1999 (the "Stockholders Agreement" and, together with the Company Agreement, the "Agreements") among Legacy, Sol Price, as trustee of certain trusts, and certain other PREN stockholders (collectively, the "Selling Stockholders"). Pursuant to the Stockholders Agreement, on May 21, 1999, the Selling Stockholders deposited 4,464,382 shares of PREN Common Stock into escrow and Legacy deposited $1,000,000 in cash into escrow. Following the execution of the Company Agreement, Legacy deposited additional cash into escrow such that the total amount of cash held in escrow equals $7,500,000. On June 4, 1999, the Selling Stockholders deposited additional shares of PREN Common Stock into escrow such that the aggregate number of shares held in escrow equals 8,014,970 shares of PREN Common Stock (representing approximately 60.3% of the PREN voting power). The PREN Common Stock held in escrow will be tendered in the exchange offer, and the cash held in escrow will be released to fund part of the cash consideration in the exchange offer.

        (c) Not applicable.

        (d) If the transaction is consummated as planned, the Board of Directors of PREN will be reduced from six to five members, and will be comprised of Gary
B. Sabin, Chairman, President and Chief Executive Officer of Legacy, Richard B. Muir, Executive Vice President and Director of Legacy, Jack McGrory, currently President, Chief Executive Officer and Director of PREN, James F. Cahill, currently Director of PREN, and Simon M. Lorne (or their designees). In addition, Gary B. Sabin will be appointed as Chief Executive Officer of PREN.

        (e) The Company Agreement requires that no dividend on the PREN Common Stock may be paid from PREN to Legacy until all of PREN's obligations for interest expense on debt and preferred dividends are paid and a $7,500,000 reserve is in place on an annual basis. Legacy and PREN have agreed that the $7,500,000 reserve may be used for the improvement and/or acquisition of properties, the buy-back of PREN Preferred Stock or the reduction of PREN debt.

        (f) Other than as described above, not applicable.

        (g) If the exchange offer is consummated as planned, Legacy has agreed that the holders of PREN Preferred Stock will be entitled to elect a majority of PREN's Board of Directors and to have one designee on Legacy's Board of Directors, until such time as (i) less than 2,000,000 shares of PREN Preferred Stock remain outstanding, or (ii) Legacy makes a tender offer to acquire any and all outstanding shares of PREN Preferred Stock at a cash price of $16.00 per share (and purchases all shares duly tendered and not withdrawn), or in certain other circumstances.

        Sol Price, as trustee of certain trusts, and the other stockholders of PREN who have deposited their shares into escrow have agreed through the consummation of the exchange offer or other termination of the Agreements (i) not to sell or otherwise dispose of any PREN Common Stock owned beneficially or otherwise, and (ii) to vote all Common Stock and Preferred Stock of PREN owned beneficially or otherwise against any competing takeover proposal (as defined in the Stockholders Agreement) or any other action or agreement which would impede, interfere with or prevent the transactions contemplated by the Agreements.

        (h)-(i)If the transaction is consummated as planned and the number of outstanding shares of PREN Common Stock is reduced below the level required by the Nasdaq National Market, the PREN Common Stock may be delisted from the Nasdaq National Market, and may be eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

        (j) Other than as described above, Legacy currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) (although Legacy reserves the right to develop such plans).

        The foregoing description of the Agreements is qualified in its entirety by reference to the Company Agreement, a copy of which is filed as an exhibit to Legacy's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 1999 (File No. 0-23503) and is incorporated by reference herein, and the Stockholders Agreement, a copy of which is filed as an exhibit to Legacy's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 1999 (File No. 0-23503) and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Legacy may be deemed to be the beneficial owner of 8,014,970 shares of PREN Common Stock which, subject to certain conditions described in Item 4, are being deposited in escrow by Sol Price, as trustee of certain trusts, and the other stockholders of PREN who sign the Stockholders Agreement. These shares represent approximately 60.3% of the currently outstanding shares of PREN Common Stock, based on 13,298,421 shares of PREN Common Stock outstanding as of April 28, 1999, as reported in PREN's Quarterly Report on Form 10-Q (File No. 0-20449) filed with the Securities and Exchange Commission on May 14, 1999.

        (b) If the transaction is consummated as planned, Legacy will have sole power to vote and sole power to direct the disposition of all PREN Common Stock held in escrow. However, Legacy does not currently possess voting or dispositive power with respect to any PREN Common Stock.

        (c) Neither Legacy nor, to the knowledge of Legacy,  any person named in
Schedule I has effected any transactions in PREN Common Stock during the past 60 days.

        (d) Sol Price, as trustee of certain trusts, and the other stockholders who sign the Stockholders Agreement will continue to have the right to receive dividends from, and proceeds from the sale of, the PREN Common Stock held in escrow.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See the description of the Agreements in Item 4.

        Except for the Agreements, to the knowledge of Legacy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Legacy or any person named in Schedule I and any other person with respect to any securities of PREN, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1*    Agreement, dated June 2, 1999, by and between Excel Legacy
                      Corporation and Price Enterprises, Inc. (the "Company Agreement").

        Exhibit 2**   Agreement,  dated May 12,  1999,  by and among  Excel
                      Legacy  Corporation  and  certain  stockholders  of  Price
                      Enterprises,  Inc.  listed on the signature  pages thereto
                      (the "Stockholders Agreement").

               * Incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Excel Legacy Corporation filed with the Securities and Exchange Commission on June
                      4, 1999 (File No. 0-23503).

               ** Incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Excel Legacy Corporation filed with the Securities and Exchange Commission on May
                      14, 1999 (File No. 0-23503).

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 11, 1999                 Excel Legacy Corporation


                                      By:  /s/  Gary B. Sabin
                                           -------------------------------------
                                           Gary B. Sabin
                                           President and Chief Executive Officer

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF EXCEL LEGACY CORPORATION

        The following table sets forth the name, business address and present principal employment of each director and executive officer of Excel Legacy Corporation. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 16955 Via Del Campo, Suite 100, San Diego, California 92127.

                               BOARD OF DIRECTORS

Name                      Present Principal Employment
----                      ----------------------------

Gary B. Sabin............ Chairman, President and Chief Executive Officer of Excel
                          Legacy Corporation.

Richard B. Muir.......... Executive Vice President and Secretary of Excel Legacy
                          Corporation.

Kelly D. Burt............ Executive Vice President--Development of Excel Legacy
                          Corporation.

Richard J. Nordlund...... President of RJN Management.  Mr. Nordlund's business address is 615 Hot Springs Road, Santa Barbara,
                          California 93108.

Robert E. Parsons, Jr.... Executive Vice President and Chief Financial Officer of
                          Host Marriott Corporation.  Mr. Parson's business address
                          is 10400 Fernwood Road, Washington, D.C. 20058.

Robert S. Talbott........ President of Holrob Investments, LLC.  Mr. Talbott's
                          business address is 2607 Kingston Pike, Knoxville,
                          Tennessee 37919.

John H. Wilmot........... President of Exeter Development Corporation.  Mr.
                          Wilmot's business address is 4455 E. Camelback Road,
                          Phoenix, Arizona 85018.


                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name                      Present Principal Employment
----                      ----------------------------

Graham R. Bullick........ Senior Vice President--Capital Markets of Excel Legacy
                          Corporation.

Mark T. Burton........... Senior Vice President--Acquisitions of Excel Legacy
                          Corporation.

S. Eric Ottesen.......... Senior Vice President, General Counsel and Assistant
                          Secretary of Excel Legacy Corporation.

James Y. Nakagawa........ Chief Financial Officer of Excel Legacy Corporation.
